SilverCrest Announces C$31 million Strategic Investment by SSR Mining

TSX–V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – November 29, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce that SSR Mining Inc. (“SSR”) has agreed to purchase 8,220,645 common shares of the Company at a price of $3.73 per share for a total investment of $30,663,006 in a non-brokered private placement financing. After giving effect to the private placement, SSR will own 9.9% of the outstanding common shares of SilverCrest on a non-diluted basis. The private placement is expected to close on or about December 7, 2018, subject to receipt of necessary regulatory approvals. The common shares issued to SSR upon closing of the private placement will have a statutory hold period of four months and one day from the closing date. The Company will use the proceeds from the private placement for the exploration and development of the Las Chispas Project and related costs.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “We are pleased to welcome SSR as a new investor in SilverCrest. With this investment, SilverCrest will have more than C$40 million available to explore and advance the Las Chispas project. The investment by SSR is an important endorsement of the Las Chispas project from a mining company that has an established reputation and track record of financial discipline and operating performance which can help to further de-risk and optimize the Las Chispas project. We look forward to having a positive working relationship with SSR as we move Las Chispas forward.”

In connection with the investment, SSR and SilverCrest have entered into a binding investment agreement, the provisions of which include the following, among other terms, for so long as SSR holds 5% or more of the outstanding common shares of SilverCrest:

•	A standstill limiting SSR to acquire up to a maximum of 9.9% of the common shares of SilverCrest;
•	Participation rights to maintain pro rata share ownership interest;
•	A right of first refusal on any proposed royalty, stream or offtake agreement; and
•	Certain information rights to Las Chispas technical and scientific data.

With this investment, SilverCrest expects to be fully funded to complete the following work on the Las Chispas project in 2019; 1) a resource update in Q1, 2019, 2) completion of a Preliminary Economic Assessment (“PEA”) in Q1, 2019, 3) the construction of an exploration decline into the high-grade Area 51 zone of the Babicanora Vein, 4) an aggressive infill and expansion drilling program to upgrade and potentially increase the high-grade precious metal resource, and 5) with a positive PEA, a Pre-Feasibility Study by the end of 2019.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. Such forward-looking statements concern the intended use of proceeds and the scheduled closing date for the Offering. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Michael Rapsch, VP Corp.
Communications
	Telephone:	+1(604)694–1730
	Fax:	+1(604)357–1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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